SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON SEPTEMBER 26TH, 2012

DATE, TIME AND PLACE: On September 26th, 2012, at 01:00pm, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Andrea Mangoni, Carmelo Furci, Stefano de Angelis, Adhemar Gabriel Bahadian, Oscar Cicchetti and Maílson Ferreira da Nóbrega, either in person or by means of audio conference, as provided in paragraph 2, Section 25 of the Company’s By-laws. The meeting was also attended by Messrs. Claudio Zezza, Chief Financial Officer, Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer, Roge Sole Rafols, Chief Marketing Officer, and Mrs. Simone Paulino, Secretary.

BOARD: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mrs. Simone Paulino – Secretary.

AGENDA: (1) To resolve on the election of Mr. Andrea Mangoni as Chief Executive Officer of the Company; (2) To resolve on the hiring of a Purchasing Agent, in connection with supply agreements entered into TIM Celular SA and Apple Incorporation; and (3) Other matters of general interest of the Company.

RESOLUTIONS: Upon review and discussion of the subjects included in the Agenda, as well as the related material, which shall be duly filed in the Company’s head offices, the Board Members registered their decisions as follows:

(1)(1.1) To elect, by unanimous decision, Mr. Andrea Mangoni for the position of Chief Executive Officer of the Company, who informed that will sign the Instrument of Investiture and the others statements within the legal terms. Shall be registered the express abstention of Mr. Andrea Mangoni on this item of the agenda and the Board Members’ statements, which reaffirmed their trustworthy in the leadership of Mr. Andrea Mangoni and in his commitment to the success of the Company;

(1.2) Due to the modifications above, it was ratified the new structure of the Company’s Board of Statutory Officers that shall consist of eight (8) Offices, denominated as follows: Andrea Mangoni, Chief Executive Officer, Italian citizen, married, Bachelor in Administration, bearer of the RNE nº V833403-B, issued by CGPI/DIREX/DPF, valid until July 05th, 2017, enrolled with the CPF/MF under Nr. 061.139.837-06; Claudio Zezza, Chief Financial Officer, Italian citizen, married, Bachelor in Economics, bearer of the RNE nº V561718-0, issued by CGPI/DIREX/DPF, enrolled with the CPF/MF under Nr. 060.808.147-73; Lorenzo Federico Zanotti Lindner, Chief Operations Officer, Brazilian citizen, single, Bachelor in Economics, bearer of the Identity Card Nr. 09.631.430-7, issued by IFP/RJ, issued on June 10th, 1991, enrolled with the CPF/MF under Nr. 025.275.667-31; Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer, Brazilian citizen, married, Electric Engineer, bearer of the Identity Card Nr. 23.804.412-9, issued by SSP/SP, enrolled with the CPF/MF under Nr. 004.078.756-70; Mario Girasole, Regulatory and Institutional Affairs Officer, Italian citizen, married, Bachelor in Economics, bearer of the RNE nº V396929-V, issued by CGPI/DIREX/DPF, valid until August 21st, 2018, enrolled with the CPF/MF under Nr. 059.292.237-50; Roger Sole Rafols, Chief Marketing Officer, Spanish citizen, married, Bachelor in Administration, bearer of the RNE nº V345882-T, issued by CGPI/DIREX/DPF, valid until September 20th, 2016, enrolled with the CPF/MF under Nr. 057.977.907-69; Rogério Tostes Lima, Investor Relations Officer, Brazilian citizen, married, Bachelor in Administration, bearer of the Identity Card Nr. MG-4380990, issued by SSP/MG, enrolled with the CPF/MF under Nr. 698.713.966-00; e Jaques Horn, Legal Officer, Brazilian citizen, married, Lawyer, bearer of the Identity Card Nr. 70.654, issued by OAB/RJ, enrolled with the CPF/MF under Nr. 846.062.237-15, all domiciled in Avenida das Américas, Nr. 3434, Frist Building, Barra da Tijuca, City and State of Rio de Janeiro. All Officers shall remain in the office until the first Board of Directors` meeting to be held after the Annual Shareholders` Meeting of the year 2014;

(1.3) In view of the election of the new Chief Executive Officer of the Company, the Board of Directors ratified the empowerment of the Company`s Statutory Officers, pursuant to paragraph 1, Section 30 of the Company`s By-Laws. Therefore, the Chief Executive Officer of the Company shall have the authority to, acting individually, carry out any and all act and sign any and all document on behalf of the Company, provided the respect to the limits established by law and by the Company`s By-laws. The additional Company`s Statutory Officers, within their respective areas, shall have the authority to, acting individually, carry out acts and sign documents on behalf of the Company, in compliance with the Company’s By-laws and  within the following empowerment: (a) Chief Financial Officer: for financial and treasury operations, including borrowing and lending, authorizing and making payments, transfers, investments and withdrawals, assignment and discount of bonds, up to a maximum amount of thirty million Reais (R$ 30,000,000.00) per operation or serial of related operations; and; (b) Chief Financial Officer, Chief Operations Officer, Purchasing & Supply Chain Officer, Regulatory Affairs and Institutional Officer, Chief Marketing Officer, Investor Relations Officer and Legal Officer: up to a maximum amount of five million Reais (R$ 5,000,000.00) per operation or serial of related operations. The Company`s Statutory Officers shall have the authority to grant powers-of-attorney on behalf of the Company up to their respective empowerment set forth above ans provided the respect to the Company`s By-laws;

(2) To approve, by the majority decision, the execution of an agreement between TIM Celular S.A. ("TCEL") and Allied Advanced Technologies S.A. ("Allied"), for Allied acts as a Purchasing Agent in connection with the supply agreements entered into TCEL and Apple Incorporation ("Apple"), in order to lengthen the term of payment of Apple products, all in accordance with the material presented and filed at the Company's head offices. Shall be registered the dissenting opinion of the Board Member Mr. Carmelo Furci, due to the procedures and the timing adopted by the Company in sending the material; and (3) No other subjects were discussed by the Board of Directors.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Andrea Mangoni, Stefano de Angelis, Adhemar Gabriel Bahadian, Oscar Cicchetti and Maílson Ferreira da Nóbrega, with exception of Mr. Carmelo Furci, who did not agree with the text herein consigned.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro, September 26th, 2012.

SIMONE PAULINO DE BARROS
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 05, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.